BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)
(S.E.C. I.D. No. 8-45056)

FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
****

This report is deemed PUBLIC

BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

Table of Contents
December 31, 2025



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Banorte Securities International, Ltd.
Houston, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Banorte Securities International, Ltd. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company’s auditor since 2025.

New York, New York
February 18, 2026

BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$9,295,623
Restricted Cash	$250,000
Due from Clearing Broker	$1,627,134
Accounts Receivable - net	$5,443
Due from Related Parties	$3,304,743
Furniture, Equipment, Software and Leasehold Improvements - net	$139,305
Right of Use Assets - net	$662,516
Prepaid Expenses	$227,018
Deferred Income Tax	$970,624
Security Deposits	$105,735
Total Assets	$16,588,141

Liabilities and Stockholder's Equity
Liabilities

Accounts Payable and Accrued Expenses	$2,361,224
Due to Related Parties	$496,338
Lease Liability	$776,207
Total Liabilities	$3,633,769

Stockholder's Equity

Common Stock (no par value, 200 shares authorized, 50 shares issued and outstanding)	$2,500
Additional Paid-in Capital	$11,401,551
Retained Earnings	$1,550,321
Total Stockholder's Equity	$12,954,372
Total Liabilities and Stockholder's Equity	$16,588,141

The accompanying notes are an integral part of this financial statement.

BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

Notes to Financial Statement
For the Year Ended December 31, 2025

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Banorte Securities International Ltd. (the "Company") is a Texas corporation which was organized in March 2024. The Company is a wholly-owned subsidiary of Banorte Securities Holdings International, Inc. ("Banorte Holdings") and an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. ("Bolsa"). Effective July 1, 2024, the Company became the surviving entity in a merger with Banorte Securities International, Ltd., a New York corporation organized in February 1992, which was also an indirect wholly owned subsidiary of Bolsa.

The Company trades in U.S. securities as well as some foreign corporate bonds and mutual funds, primarily on the New York Stock Exchange and the over-the-counter markets. The Company is an introducing broker-dealer.

All domestic and foreign securities transactions are cleared through clearing brokers or custodians on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investors Protection Corporation ("SIPC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and approved by management.

The significant accounting policies followed in the preparation of the financial statement on a consistent basis are:

Cash and cash equivalents

The Company defines cash and cash equivalents as highly-liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Fixed assets

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

As of December 31, 2025, management believes all long-lived assets are fully realizable; thus, no impairment was recorded.

Leases

The Company accounts for its leases in accordance with Accounting Standards Codification ("ASC") Topic 842, which increases transparency and improves comparability by requiring entities to recognize assets and liabilities on the statement of financial condition for most leases. In addition, through improved disclosure requirements, it enables users of the financial statement to further understand the amount, timing, and uncertainty of cash flows arising from leases (See Footnote 8).

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. As of December 31, 2025, there were no investments held for propriety trading and propriety trading was minimal for the year ended December 31, 2025.

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange throughout the year.

Credit Losses

FASB ASC 326-20, Financial Instruments – Credit losses require the immediate recognition of management's estimates of current expected credit losses.

The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker and deposits with clearing brokers. These receivables include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period. The Company continually reviews the credit quality of its counterparties.

Adoption of New Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

During the year ended December 31, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is effective for annual periods beginning after December 15, 2024 for public business entities. The adoption of this standard impacted the Company's income tax disclosures only and did not have a material impact on its financial position. See Note 7 – Income Taxes for additional information.

Income Taxes

The Company is included in the consolidated federal income tax return and consolidated Texas franchise tax return filed by Banorte Holdings. Federal income and franchise taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Banorte Holdings. The amount of current and deferred taxes is calculated as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. DUE FROM CLEARING BROKER AND CLEARING DEPOSIT

Receivables from clearing brokers consist primarily of cash balances held at clearing brokers accounts and commissions earned from securities transactions. Pursuant to the clearing agreements with Pershing LLC ("Clearing Broker"), the Company introduces all of its customers' securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which may sustain from conducting securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors collateral in the customers' accounts. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin ("clearing deposit"). Interest is paid monthly on these cash deposits at the average overnight repurchase rate.

As of December 31, 2025, the Company had a receivable from the Clearing Broker of $1,627,134 representing commissions earned from securities transactions, including cash balances, net of debit balances.

The receivable is deemed to be collectible; thus, no allowance for losses has been recorded. As part of the Company's clearing agreement with its clearing broker, a minimum deposit of $250,000 is to be maintained at all times. As of December 31, 2025, the Company maintained a clearing deposit of $250,000 in the form of a certificate of deposit, which is shown on the Statement of Financial Condition.

4. RELATED-PARTY TRANSACTIONS

The Company has an agreement with Casa de Bolsa Banorte, S.A. de C.V. for the use of certain Institutional Referral services. The agreement is based on costs plus a percentage mark up on expense. This results in a charge to the Company if revenue as defined exceeds the costs plus the percentage as calculated.

During the year ended December 31, 2025, the calculation resulted in the Company not needing to accrue any amount for service fees.

The Company has another agreement with its intermediate parent company Casa de Bolsa Banorte for reimbursement of expenses paid for by the Company that benefit the related party. The agreement is based on costs plus a percentage mark up on expense.

The Company has affiliate agreements with Banorte Asset Management, Inc., Banorte Enterprises Limited, and Banorte Ventures Limited pursuant to which the Company incurs certain expenses on behalf of, or for the benefit of, these related parties. Under the terms of the agreements, the related parties reimburse the Company for their proportionate share of such

expenses. Reimbursements are determined based on the Company's percentage of total operational expenses relative to operational revenue derived from the Company's client activity, which is then applied to the related parties' operational revenue derived from their respective client activities. The reimbursement methodology and applicable amounts shall be revised and adjusted in June and December of every year or whenever the parties may consider it necessary.

The Company also has an informal cost sharing arrangement with its parent company Banorte Securities Holdings International Inc. pursuant to which the Company incurs certain expenses on behalf of, or for the benefit of, the related party. Under the terms of the arrangement, the related party reimburses the Company using two methods:

Direct Identification: Full reimbursement for expenses incurred solely on behalf of the related party.

Operational Allocation: A proportional charge calculated by applying the Company's operational expense margin (operational expenses divided by client-derived revenue) to the related party's operational revenue.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Detail of related party transactions derived from the arrangements and balances are as follows:

Related Companies:	2025
Accounts Receivable	
Banorte Securities International Holdings Inc.	$521,546
Banorte Asset Management Inc.	$927,798
Banorte Ventures, Ltd.	$27,637
Banorte Enterprises Limited	$1,827,762
Total Receivable-related	**$3,304,743**
Accounts Payable	
Banorte Securities International Holdings Inc.	$496,338
Total Payable-related	**$496,338**

During the year ended December 31, 2025, the Company received a $300,000 loan from its parent company, which remains outstanding.

On October 31, 2025, the Company contributed certain software development costs, defined as intellectual property to its parent company, Banorte Securities Holdings International Inc. This resulted in a derecognition of capitalized software of $4,470,430 and accumulated amortization of $111,073, with a net reduction to fixed assets of $4,359,357. Stockholder's equity was

reduced by the net carrying amount of the fixed assets derecognized and by an additional $582,488 related to the income tax effects of the non-cash distribution, which were recorded directly to equity. The transfer was accounted for as a capital transaction and recorded at historical carrying value for financial reporting purposes. For federal income tax purposes, the distribution resulted in taxable income pursuant to Internal Revenue Code Section 311(b). Because the transaction was accounted for as a capital transaction for financial reporting purposes, the related tax effects were recorded directly to equity and did not impact income tax expense. The resulting tax impact represents a permanent difference.

5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of its employees. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% up to the first 10% of the amount contributed by each employee.

6. FURNITURE, EQUIPMENT, SOFTWARE, VEHICLES AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software, vehicles, and leasehold improvements are as follows:

	2025	Useful Life
Equipment	$1,646,546	3-10 years
Furniture and fixtures	$717,729	3-10 years
Leasehold improvements	$2,255,043	15 years
Vehicles	$47,677	3-10 years
Software cost	$424,938	3-10 years
	$5,091,933	
Less: accumulated depreciation and amortization	($4,952,628)	
Total net	**$139,305**	

7. INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes but has elected to include its allocated amount of current and deferred taxes in the financial statement as if the Company filed a separate federal income tax return. The Company is included in the consolidated federal income tax and Texas franchise tax returns filed by Banorte Holdings. Federal income taxes and Texas franchise taxes are calculated as if the Company filed separate federal income tax and Texas franchise tax returns. For the year ended December 31, 2025, the current and deferred tax components are as follows:

Deferred Tax Assets	
Property and Equipment	$259,075
Accrued Liabilities	$176,041
ROU Liability	$167,603
Sec. 174 Expenses	$580,108
Other	$19,396
Total Deferred Tax Assets	**$1,202,223**

Deferred Tax Liabilities	
Method Changes 481(a)	($88,545)
ROU Asset	($143,054)
Total Deferred Tax Liabilities	**($231,599)**
Net Deferred Tax Asset (Liability)	**$970,624**

For the year ended December 31, 2025, state taxes in Texas made up the majority (greater than 50%) of the tax effect in the state and local income taxes caption above.

The Company has no federal or state prepaid taxes at December 31, 2025.

The Company and Banorte Holdings are no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2022

8. COMMITMENTS AND CONTINGENCIES

The Company is a lessee in non-cancelable operating leases for office space subject to ASC 842, The lease agreements do not include a termination or renewal option for either party, or restrictive financial or other covenants.

Amounts reported in the Statement of Financial Condition as of December 31, 2025, are as follows:

Operating leases:

Right-of-use assets - net	$662,516
Lease liabilities	$776,207

Maturities of lease liabilities under the noncancelable operating leases as of December 31, 2025, are as follows:

2026	$353,275
2027	$362,887
2028	$78,400
Total	$794,562
Less Discount:	$18,355
Total Lease Liability:	**$776,207**

Other information as of December 31, 2025

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") at the leases' commencement dates. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable. The weighted average discount rate was 3.95%. The weighted average remaining lease term is 2.22 years.

Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2025, or during the year then ended.

Other commitments

In the normal course of business, the Company's clearing broker is exposed to the risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2025, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company contests liability or the amount of claimed damages in all pending matters. Due to the inherent uncertainty in predicting the outcome of such proceedings, the Company is unable to estimate a range of reasonably possible losses; however, management believes that the ultimate resolution of these matters, individually or in the aggregate, is not reasonably likely to have a material adverse effect on the Company's financial condition.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION RISK

A portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represent obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2025, the Company did not have any financial instruments sold, but not yet purchased.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits of $250,000. The Company has not incurred any losses to date regarding these excess balances.

10. FAIR VALUE MEASUREMENT

As defined in ASC 820-10, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs, other than quoted prices included in Level 1, are either directly or indirectly observable, for the asset or liability.

Level 3 – Unobservable inputs reflect management's best assumptions of what market participants would use in pricing the asset or liability at the measurement date. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2025, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 assets were owned by the Company as of December 31, 2025.

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $7,323,072 which was $7,124,987 in excess of its required net capital of $198,084. The Company's aggregate indebtedness to net capital ratio was 0.40 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared on a fully disclosed basis through a clearing broker.

12. SEGMENT REPORTING

The Company is engaged in a single line of business as an introducing securities broker-dealer. The Company executes agency and riskless principal transactions in equity and fixed income securities, including mutual funds, for clients through clearing brokers on a fully disclosed basis. The Company has identified its Management Committee, consisting of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer, Chief Information Officer, and Chief Anti-Money Laundering Officer, as the chief operating decision maker ("CODM"). The CODM reviews operating results and manages the business on a consolidated basis and uses EBITDA as a primary measure to evaluate performance, including in the forecasting process. Additionally, the CODM uses excess net capital (see Footnote 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, as the CODM manages the business activities using consolidated financial information and the operating activities have similar economic characteristics. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

13. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.